Mail Stop 4561

      November 7, 2005



Mr. Daniel R. McAuliffe, Jr.
Chief Financial Officer and Director
Citigroup Managed Futures LLC
399 Park Avenue - 7th Floor
New York, NY  10022

Re:	Smith Barney Diversified Futures Fund L.P.
Form 10-K for the fiscal year ended December 31, 2004
      Form 10-Q for the quarterly period ended March 31, 2005
      File No. 0-26132

Dear Mr. McAuliffe:

      We have reviewed your second response letter dated October
20,
2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2004

Investment in the Partnership, page F-12

1. We note your response to prior comment 1 and your calculation that your investment in CMF Winton Master Fund, L.P. ("Winton Master Fund") exceeds the 20% significance level. Rule 3-09 of Regulation
S-X is a rule that you are subject to as a filer under the Securities
Exchange Act of 1934. As such, please amend your 2004 Form 10-K to include the financial statements of Winton Master Fund within your filing.

Form 10-Q for the Quarter Ended March 31, 2005

2. We note your response to prior comment 2 and reissue the same comment for reasons described above. Please confirm that you will include the financial statements of Campbell Master Fund in your Form
10-K for the year ended December 31, 2005 and other future filings, as appropriate.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Daniel R. McAuliffe, Jr.
Smith Barney Diversified Futures Fund L.P.
November 7, 2005
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